

First you add knowledge...

Commission File No. 82-3158

June 8, 2004

Danisco USA Inc.
440 Saw Mill River Road
Ardsley
New York 10502-2605
USA
Tel +1 914 674 6300
Tel +1 800 255 6837
Fax +1 914 674 6513 33
www.danisco.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549


04030866

Re: Danisco A/S
Commission File No. 82-3158

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), Danisco A/S hereby submits to the Commission the following information which Danisco has (A) made public pursuant to the laws of Denmark, (B) filed with the Copenhagen Stock Exchange, or (C) distributed to its security holders since its last such submission to the Commission, under cover of a letter dated April 6, 2004.

A schedule of the documents referred to above is attached hereto.

Kindly acknowledge receipt of this submission by stamping the enclosed dated copy of this letter and returning it in the envelope also enclosed.

Very truly yours,

Eileen Gill
General Counsel, Danisco USA

Enclosures

cc: Peter Flagel, Esq.

Commission File No. 82-3158
Danisco A/S Submission
June 8, 2004

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish Law	Filed W/Copenhagen Stock Exchange	Distribution to The Securities Holders
A.		**PRESS RELEASES**				
1.	4/15/2004	Danish TV yesterday highlighted the EU's agricultural policy and poverty in the third world	X			X
2.	4/19/2004	Danisco rejects Jørgen Winther's Criticism	X			X
3.	5/10/2004	Dansukker awarded Danish gold medal	X			X
4.	5/11/2004	Danisco Seed sells its activities in winter oilseed rape and mustard	X			X
5.	5/27/2004	First you add knowledge … and then you need to share it	X			X
6.	6/2/2004	Anders Wilhjelm appointed Sales Director, Danisco UK & Benelux	X			X
7.	6/4/2004	Danisco part of "Oscar" winning products	X			X
8.	6/4/2004	Dansico leads the New Ice Age	X			
B.		**NOTICES TO THE STOCK EXCHANGE**				
1.	5/11/2004	Danisco Seed sells its activities in winter oilseed rape and mustard		X	Notice No. 5/2004	X
2.	6/1/2004	Danisco closes acquisition of Rhodia Food Ingredients		X	Notice No. 6/2004	X
C.		**INFORMATION DISTRIBUTED TO THE DANISCO A/S SHAREHOLDERS (Information from Danisco A/S web site as of June 8, 2004)**				
1.	4/19/2004	Insider register				X
2.	4/19/2004	Quarterly Statement of Shareholders				X





DANISCO
First you add knowle

15.4.2004

Danish TV yesterday highlighted the EU´s agricultural policy and poverty in the third world

´A TV programme that made an impression but missed out on important distinctions´, says Executive Vice President Mogens Granborg in a comment to the programme.

Read Mogens Granborg´s comments to the programme here:

´We saw some pretty strong pictures and stories in the programme yesterday about costly subsidies (´Den dyre støtte´). You can´t help being affected by it. When sugar exports from the EU are directly linked to miserable living conditions, malnutrition and shortage of schools in the third world, you have to pause and think.

And there is a need for changing the sugar regime, as we at Danisco have often pointed out. In the programme, the EU Commissioner for Development Poul Nielson said that had the agricultural policies been formed today, they would have been very different. We fully agree. In the area of sugar we need to get the prices down and provide better access to our markets for the poorest countries. These are views that Danisco Sugar has also communicated to the people behind the programme.

There are several important aspects that the programme did not even refer to. For instance that a number of developing countries that export sugar to the EU benefit greatly from the sugar regime, which ensures attractive prices.
An element in the discussion is also that Brazil as the world´s largest sugar producer is the major threat to the developing countries´ possibilities on the sugar market. Through massive indirect government subsidies to the combined sugar and alcohol production, Brazil is able to produce sugar at much lower costs than in most other developing countries, who don´t stand a chance in the competition.

That´s one of the reasons why the problems in the developing countries will not be solved by abolishing the EU sugar regime. That will take other more sustainable and balanced solutions.

Regretfully, there was an imprecision in the coverage of our company. It was stated that Danisco received DKK 500 million from the EU the year before last. That does not give a true picture of the actual circumstances. The amount is offset by the production levy that Danisco and the beet growers pay to the EU according to the sugar regime, which means that in reality we are talking about a net sum of approximately DKK 100 million.

We would have liked to participate in yesterday´s programme and to contribute with a significant clarification of an otherwise very relevant and informative programme about an important subject.´

Read about the reform of the EU sugar regime at www.daniscosugar.com

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"Danisco Privat Investor".
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as a PDF file.
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 Langebrogade 1 DK-1001 Copenhagen Tel: +45 3266 2000

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19.4.2004

Danisco rejects Jørgen Winther's criticism

In his new book 'Ha' det rigtig godt!' (Feel real good) published on 19 April, health spokesman of the Danish Liberal Party Jørgen Winther attacks Danisco for its role in research activities.

The book has already been quoted in the media, and without going into the more personal and scientific matters, there are a few things we would like to rectify.

Jørgen Winther writes that Danisco over a nine-year period financed the Danish Royal Veterinary and Agricultural University by DKK 7.7 million, which some media have referred to as 'sugar millions'. In reality, Danisco Sugar sponsored studies on sugar's nutritional role in the period in question by DKK 1.2 million, which Jørgen Winther fully knows. The remaining amount covers research into stabilisers, enzymes, animal feed, etc. The Agricultural University's annual research funds total around DKK 1 billion. In his book, the Liberal Party politician generally throws suspicion on the role of industry in research activities. At Danisco, we find it very natural that our role as knowledge provider is based on scientific evidence. That is why we support research.

We are surprised that a health spokesman holds a different view, which even goes against recent years' political signals, e.g. the food political review from the Danish Ministry for Food, Agriculture and Fisheries, calling for more collaboration and partnership between industry and research institutions.

Danisco spends around DKK 500 million annually on research into food safety, new ingredients and development of new processes, carried out at internal and external laboratories. Most recently Danisco Sugar contributed to a research project concerning the controversial 'inverted food pyramid'. Our contribution was DKK 200,000 out of a total budget of some DKK 12 million, which means less than 2 per cent. We support the project because it has a high scientific level and may generate new knowledge that will be helpful in the debate about diet recommendations. What we find quite essential is
that the communication of health advice to the population builds on scientific evidence and not temporary fashion trends.

For further information:
Nutrition Communication Manager Anne-Mette Nielsen, Danisco Sugar
tel.: + 45 3266 2500, direct + 45 3266 2570
e-mail: saamn@danisco.com

Related links

Press Releases in Danish
Read the latest press releas
notices to the stock exchan
"Danisco Privat Investor".
read more

Report and Accounts
Download Danisco's Report
as a PDF file.
read more

Facts about Danisco
Facts and information abou
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Share price online
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10.5.2004
Dansukker awarded Danish gold medal



In October, the Dansukker brand will be competing at SIAL – the world´s biggest food products exhibition.

Sugar is more than just sugar. The Dansukker brand covers a wide range of different products.

Sugar variants dressed for success
Innovation and modern packaging designs won Dansukker the Danish gold medal for grocery products at the SIAL d´Or food exhibition. Now, the sugar variants are ready to compete for the global gold medal to be awarded at the international food exhibition SIAL in Paris in October.

Exciting innovation
´Danisco Sugar won the SIAL d´Or gold medal for its exciting innovation of a good, old brand. Through new, fresh and modern packaging designs and interesting product developments resulting in new types of sugar and new tastes, Danisco Sugar has sparked consumer interest in new ways of using sugar. The innovations have generated added sales and value in the product category,´ explains Erland A. Rasmussen from the panel of judges.

The trade magazine Dansk Handelsblad organised the Danish qualifying round for the SIAL d´Or competition.

Mecca for food
Held every second year in Paris, SIAL is the world´s largest food exhibition, showcasing French cheese, New Zealand butter, English tea and all sorts of other foods and food ingredients to purchasers from around the globe. The last SIAL exhibition had 5,200 exhibitors from 98 countries, attracting close to 135,000 food industry professionals from 188 countries.

This year´s SIAL exhibition takes place from 17-21 October.

For further information, please contact: Rene Jakobsen, Communications Officer, Danisco Sugar, tel.: +45 32 66 23 75, e-mail: rene.jakobsen@danisco.com

Related links

http://www.dansukker.com
http://www.sial.fr

Related links

Press Releases in Danish
Read the latest press releas notices to the stock exchan "Danisco Privat Investor".
read more

Report and Accounts
Download Danisco's Report as a PDF file.
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Facts about Danisco
Facts and information abou
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11.5.2004

Danisco Seed sells its activities in winter oilseed rape and mustard

Notice no. 05/2004

Danisco concentrates its activities within sugar beet seed by phasing out its involvement in oil and protein crops. Effective 10 May 2004, Danisco Seed sells off its winter oilseed rape and nematode-resistant white mustard business to the international plant breeding and seed group Svalöf Weibull.

The decision is based on the challenges faced by Danisco Seed's main business area, sugar beet seed. The EU Commission is set to implement changes to the sugar regime as from 2006. Danisco Seed therefore intends to concentrate its efforts on sugar beet seed and strengthen the development, production and sale in order to offset the presumed consequences of the changes. The net book value of the sale will be approx. DKK 65 million in the financial year 2004/05.

Danisco Seed has experienced a positive development of the winter oilseed rape segment in the last couple of years. In the long term, however, Danisco Seed would have been forced to make considerable investments in hybrid breeding, modern breeding technology and perhaps acquisitions. Investments of this kind fall outside of Danisco's core business areas.

'The best way to handle our interests is by selling off the activities to a dedicated plant breeding and seed group like Svalöf Weibull, who will make sure to carry on the results achieved in this area,' says Bjarne Skov Jensen, President, Danisco Seed.

Danisco employs around 40 people in and outside Denmark within the combined business area of oil and protein crops. Danisco Seed's general manager for winter oilseed rape and mustard, Dr. Werner Horn (46), Königslutter am Elm, Germany, will be moving to Svalöf Weibull. As the activities are being phased out over the summer of 2004, the employees in the oilseed rape segment will to the greatest extent possible be transferred to other jobs.

The sales price is not disclosed.

Yours faithfully,
Mogens Granborg
Executive vice president

For further information please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: natalie.weber@Danisco.com

Danisco Seed
Danisco A/S is an international food company with activities within food ingredients, sweeteners and sugar.

Danisco Sugar is one of the largest and most efficient sugar producers in Europe. Danisco Seed (DS) is a business unit in Danisco Sugar with annual sales of around DKK 350 million (2003/04).

The business includes development, production and sale of sugar beet seed, fodder beet seed, winter oilseed rape, protein peas, vining peas, white mustard

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Business areas
Danisco is one of the world'
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complete product portfolio, i
wide range of ingredients m
natural raw materials.
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Danisco sends an e-mail ev
release major news. Regist
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and sunflowers – with main emphasis on sugar beet seed. Sales in oil crops are approximately approx. DKK 40 million. Danisco Seed has 209 employees, of whom 149 are in Denmark and the others in Danisco Seed's subsidiaries in several European countries.

SW Group
Svalöf Weibull (SW) is an international plant breeding and seed group.

The group's core activity consists of developing new varieties and producing seed for customers in areas of cold temperate climate, with main emphasis on cereals, oilseeds and forages.

SW has its own operation in ten countries and varieties from SW are represented in about 40 countries. The Group has about 675 employees and net sales about EURO 125 million.

About Danisco
Danisco develops and produces food ingredients, sweeteners and sugar. The Group employs approx. 8,000 people in some 40 countries and reported net sales of DKK 16.6 billion in 2002/03. Danisco's broad product portfolio includes emulsifiers, stabilisers, flavours and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials and contribute, for instance, to improving the texture in bread, ice cream, yoghurt and other products. Danisco is also one of the largest and most efficient sugar producers in Europe.


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27.5.2004

First you add knowledge... and then you need to share it

"Knowledge management is the vehicle for transforming all our bits and pieces into manageable knowledge that is beneficial to our customers and deliverables that can give us a competitive advantage," said Senior Vice President Leif Kjærgaard, Danisco, when addressing more than 100 of Danisco´s innovation employees from all over the world at the recently held Global Innovation Day 2004 in Brabrand, Denmark.

The significance of knowledge sharing

The aim of the whole event was to focus on innovation, knowledge sharing and related tools available to Danisco´s global innovation staff. But also to provide the participants with an overview of the existing framework for internal and external knowledge sharing, and indeed also to raise awareness in the organisation of the importance of systematically sharing knowledge with colleagues across functions and boundaries in order for Danisco to be able to produce excellent results and to maintain its leading position in the highly competitive food ingredients business.

Implicit and explicit knowledge

Knowledge management in Danisco is based on the philosophy that knowledge is either implicit or explicit. The tools used for each type of knowledge are different, but they share the same objective. Implicit knowledge requires interpersonal communication, and Danisco has developed permanent structures with the objective of direct knowledge sharing between people – one example is the ´buddy´ system in which new employees get a coach and are introduced to Danisco on a professional and network level. Another tool for sharing implicit knowledge is the framework for regular, cross-national meetings. Explicit knowledge is the kind of knowledge that IT infrastructure can help share, with major emphasis on developing and maintaining the Global Innovation Network databases.

For more information, please contact:

Dorthe Malmqvist, Knowledge Management Coordinator, tel.: +45 8943 5439, e-mail: dorthe.malmqvist@danisco.com

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Report and Accounts
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2.6.2004

Anders Wilhjelm appointed Sales Director, Danisco UK & Benelux

Anders Wilhjelm, current head of Danisco Venture, will be responsible for Danisco´s sales activities in the UK and Benelux. To secure a smooth transition, he will for a period of time maintain certain limited venture-related responsibilities.

Since the establishment of Danisco Venture in 2001, Anders Wilhjelm has been heading the venture fund, which today has a portfolio of eight investments. With Anders Wilhjelm leaving Danisco Venture, his responsibilities will initially be split among the existing venture team. The fund and portfolio activities will not be affected.

Leif Kjærgaard, Senior Vice President, Danisco, says: ´Danisco continues to be committed to corporate venturing. That Anders Wilhjelm leaves Danisco Venture for a bigger job in sales illustrates the strong and positive interaction between the core business of Danisco and the fund. Danisco Venture will continue to make investments and work as a committed and active shareholder in our portfolio companies.´

For further information, please contact:

Natalie E. Weber, Media Relations Manager, Danisco A/S, tel.: +45 3266 2927, mobile: +45 2876 5104, e-mail: natalie.weber@danisco.com

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Press Releases in Danish
Read the latest press releas notices to the stock exchang "Danisco Privat Investor".
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Report and Accounts
Download Danisco's Report as a PDF file.
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Facts about Danisco
Facts and information abou
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Share price online
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DANISCO
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Latest News

04 June 2004

Danisco part of "Oscar" winning product

At the Cosmetic Industries version of the Oscars, the 2004 CEW Beauty Awards - held by CEW (Cosmetic Executive Women), one of the *winning products* contained *Danisco's natural betaine, Betafin BP 20*.

See details about the product below.

Category:
"Facial Skincare-Moisturizer $20 and Over"

Product name:
Clinique RepairWear Day SPF 15 Intensive Cream

Patented technology or R&D breakthrough:
"Skin Signaling Repair Technology" to stimulate the skin's natural repair process.

New ingredients:
Contains floating matrix and innovative sunscreen encapsulation that reduces irritation and sensitivity.

Innovative delivery system or packaging:
Special ingredient complex provides energy necessary to perform all skin's biological functions.

How is this product different from other products of its kind?
Includes UV and heat activated ingredients which empower skin to repair existing damage in multiple ways by providing barrier, collagen, free radicals and anti-irritant repair all with an SPF 15.

Content:
This product contains many raw materials, one of the main compounds being *Danisco's Betafin BP 20*.

Betafin®
Betaine is extracted from sugar beet and is an extremely versatile molecule. It acts as an osmotic pressure regulating agent and methyl donor. Besides being used in cosmetics, it is mainly used in feeds and in a wide range of food applications as well as in dietary supplements, pharmaceuticals, dental products and for fermentation purposes.

More info
For more information, contact Kirsti Jutila, e-mail kirsti.jutila@danisco.com.

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---

04 June 2004

Danisco leads the New Ice Age

8.

Danisco points the way to a new era of ice cream opportunity in its brand new series of inspirational concepts. Drawing on key growth sectors from the global food and beverage markets, the New Ice Age has been developed to offer ice cream manufacturers a slice of the current trends' success.

Untraditional ice cream solutions
Flavoured water, low-carb foods, flavoured alcoholic beverages and products designed for the growing café culture are all reflected in this untraditional approach - presenting solutions that have never before been seen on the ice cream market. The New Ice Age gives ice cream manufacturers the chance to move into new categories and widen their customer base.

New Ice Age
The series comprises seven simple but effective concepts and includes some of Danisco's most recent ingredient innovations. The prize-winning water barrier, GRINDSTED® Barrier System is one of them and can be experienced in Pear(I), a pear-flavoured frozen mousse made without gelatine and set in a wafer shell that stays crisp and fresh throughout its shelf life.

Little Lites
The new functional blend CREMODAN® 901 Carb Mix plays a key sensory role in Little Lites. These rich, chocolate-coated bites of vanilla ice have a low fat and sugar content that matches the requirements of the growing low-carb trend.

Active Ice
Inspired by the popularity of flavoured water, Danisco has also developed cucumber and guarana-flavoured Active Ice. One Active Ice cube added to a glass of plain water makes a refreshing drink that energises and rehydrates the body.

SENSit and SENSiBEAR
SENSit and SENSiBEAR are two more ideas aimed at the wellness trend. While SENSit is a feel-good, indulgent ice cream flavoured with apple spice, SENSiBEAR appeals to childlike senses with its combination of vanilla ice cream, soft jelly bears and a blue sugar coating.

Café Toppers
For café-goers, brandy-flavoured Café Toppers add a premium twist to a steaming cup of coffee or hot chocolate. Last but not least, lime-flavoured Ice Cap makes an extra sharp sorbet topping for a shot of gin or glass of champagne.

Danisco provides value-adding knowledge
Danisco is a well-known name in the world food industry with sales offices, production plants and application centres at strategic locations around the globe. Recognised for its vast range of flavourings, functional ingredients and blends, strong research and development and innovative concepts for new applications, the company is an outstanding source of value-adding knowledge, expertise and inspiration.

More info
For more information about the New Ice Age, contact Jeanett Buch at jeanett.buch@danisco.com or Glenn Stanley at glenn.stanley@danisco.com.

---

01 June 2004

Danisco closes acquisition of Rhodia Food Ingredients

Notice no. 06/2004

Following approval from the relevant authorities, Danisco takes over Rhodia Food Ingredients as of today. The purchase price is as previously announced approximately

DKK 2.4 billion (EUR 320 million). Danisco hereby takes another major step towards realising its goal of being the leading supplier of ingredients to the food industry.

"We're looking forward to starting the integration process. Rhodia's talented and knowledgeable employees will contribute to the value creation at Danisco and help bolster our position in the ingredients market," states CEO of Danisco, Alf Duch-Pedersen.

The strategic rationale
With the addition of Rhodia's food ingredients, Danisco's product platform has been considerably expanded - notably within speciality products and texturant products.

- Rhodia's high-profile products will be able to leverage Danisco's strong global sales network. The acquisition substantially enhances Danisco's product palette within speciality products and texturant products.
- In the market for cultures, Rhodia supplies products with technological benefits in terms of taste and texture, just as Rhodia is a world-leading producer of probiotic products.
- Danisco will be taking over production in several countries, which will provide for production plant efficiencies. Danisco assesses that there are good possibilities of realising sales synergies, as the acquired product areas supplement the existing areas optimally thereby limiting a potential loss of sales and customers. The purchase price includes expected cost synergies of *approximately DKK 120 million. The synergies are expected to have full effect* in the third financial year after the acquisition.

New organisation
The integration of Rhodia Food Ingredients involves the formation of a new product division within cultures, Danisco Cultures, to be headed by Fabienne Saadane-Oaks. The other activities will be integrated into the Specialities, Textural Ingredients and Functional Systems divisions, respectively. The announcement of results for the full year 2003/04 including outlook for 2004/05 will be published on 17 June 2004.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

---

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11.5.2004

Danisco Seed sells its activities in winter oilseed rape and mustard

Notice no. 05/2004

Danisco concentrates its activities within sugar beet seed by phasing out its involvement in oil and protein crops. Effective 10 May 2004, Danisco Seed sells off its winter oilseed rape and nematode-resistant white mustard business to the international plant breeding and seed group Svalöf Weibull.

The decision is based on the challenges faced by Danisco Seed´s main business area, sugar beet seed. The EU Commission is set to implement changes to the sugar regime as from 2006. Danisco Seed therefore intends to concentrate its efforts on sugar beet seed and strengthen the development, production and sale in order to offset the presumed consequences of the changes. The net book value of the sale will be approx. DKK 65 million in the financial year 2004/05.

Danisco Seed has experienced a positive development of the winter oilseed rape segment in the last couple of years. In the long term, however, Danisco Seed would have been forced to make considerable investments in hybrid breeding, modern breeding technology and perhaps acquisitions. Investments of this kind fall outside of Danisco´s core business areas.

'The best way to handle our interests is by selling off the activities to a dedicated plant breeding and seed group like Svalöf Weibull, who will make sure to carry on the results achieved in this area,' says Bjarne Skov Jensen, President, Danisco Seed.

Danisco employs around 40 people in and outside Denmark within the combined business area of oil and protein crops. Danisco Seed´s general manager for winter oilseed rape and mustard, Dr. Werner Horn (46), Königslutter am Elm, Germany, will be moving to Svalöf Weibull. As the activities are being phased out over the summer of 2004, the employees in the oilseed rape segment will to the greatest extent possible be transferred to other jobs.

The sales price is not disclosed.

Yours faithfully,
Mogens Granborg
Executive vice president

For further information please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: natalie.weber@Danisco.com

Danisco Seed
Danisco A/S is an international food company with activities within food ingredients, sweeteners and sugar.

Danisco Sugar is one of the largest and most efficient sugar producers in Europe. Danisco Seed (DS) is a business unit in Danisco Sugar with annual sales of around DKK 350 million (2003/04).

The business includes development, production and sale of sugar beet seed, fodder beet seed, winter oilseed rape, protein peas, vining peas, white mustard

search:

DANISCO
First you add knowle

Related links

Read the press release
Need further information on
Please read the related pre
view press releases

Road shows
View the complete list of ro
investor meetings or confer
read more

Business areas
Danisco is one of the world'
producers of food ingredien
complete product portfolio, i
wide range of ingredients m
natural raw materials.
read more

Receive e-mail notificatio
Danisco sends an e-mail ev
release major news. Registe
mailing list.
subscribe mailing list

and sunflowers – with main emphasis on sugar beet seed. Sales in oil crops are approximately approx. DKK 40 million. Danisco Seed has 209 employees, of whom 149 are in Denmark and the others in Danisco Seed's subsidiaries in several European countries.

SW Group
Svalöf Weibull (SW) is an international plant breeding and seed group.

The group's core activity consists of developing new varieties and producing seed for customers in areas of cold temperate climate, with main emphasis on cereals, oilseeds and forages.

SW has its own operation in ten countries and varieties from SW are represented in about 40 countries. The Group has about 675 employees and net sales about EURO 125 million.

About Danisco
Danisco develops and produces food ingredients, sweeteners and sugar. The Group employs approx. 8,000 people in some 40 countries and reported net sales of DKK 16.6 billion in 2002/03. Danisco's broad product portfolio includes emulsifiers, stabilisers, flavours and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials and contribute, for instance, to improving the texture in bread, ice cream, yoghurt and other products. Danisco is also one of the largest and most efficient sugar producers in Europe.








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1.6.2004

Danisco closes acquisition of Rhodia Food Ingredients

Notice no. 06/2004

Following approval from the relevant authorities, Danisco takes over Rhodia Food Ingredients as of today. The purchase price is as previously announced approximately DKK 2.4 billion (EUR 320 million). Danisco hereby takes another major step towards realising its goal of being the leading supplier of ingredients to the food industry.

´We´re looking forward to starting the integration process. Rhodia´s talented and knowledgeable employees will contribute to the value creation at Danisco and help bolster our position in the ingredients market,´ states CEO of Danisco, Alf Duch-Pedersen.

The strategic rationale

With the addition of Rhodia´s food ingredients, Danisco´s product platform has been considerably expanded - notably within speciality products and texturant products.

- Rhodia´s high-profile products will be able to leverage Danisco´s strong global sales network. The acquisition substantially enhances Danisco´s product palette within speciality products and texturant products.
- In the market for cultures, Rhodia supplies products with technological benefits in terms of taste and texture, just as Rhodia is a world-leading producer of probiotic products.
- Danisco will be taking over production in several countries, which will provide for production plant efficiencies.

Danisco assesses that there are good possibilities of realising sales synergies, as the acquired product areas supplement the existing areas optimally thereby limiting a potential loss of sales and customers.

The purchase price includes expected cost synergies of approximately DKK 120 million. The synergies are expected to have full effect in the third financial year after the acquisition.

New organisation

The integration of Rhodia Food Ingredients involves the formation of a new product division within cultures, Danisco Cultures, to be headed by Fabienne Saadane-Oaks. The other activities will be integrated into the Specialities, Textural Ingredients and Functional Systems divisions, respectively.

The announcement of results for the full year 2003/04 including outlook for 2004/05 will be published on 17 June 2004.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

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DANISCO
First you add knowledge...

Insider register

Danish authorities (the Danish Folketing and the Danish Financial Supervisory Authority) have decided to increase transparency in the Danish stock market with respect to insider trading. In order to do so, listed companies are obliged to make public a list of shareholdings and major transactions of the employees deemed to have access to inside information and their related persons.

Insiders at Danisco are defined as the members of the Board of Directors and the Executive Board, and other employees and persons, who by virtue of their affiliation to Danisco are deemed to have access to inside information. Danisco's insider register comprises approximately 150 individuals. The reported trading of this group also includes trading in Danisco shares by beneficiary owners.

In accordance with Section 37 of the Danish Securities Trading Act, Danisco is required to publish reported trading in Danisco shares by insiders and related persons when the net trading value of transactions by the said persons as a group exceeds DKK 50,000. Furthermore, Danisco is required to publish a quarterly update of insiders' and related persons' holdings of Danisco shares.

Below is a list of the latest and expected future notices to the Copenhagen Stock Exchange regarding insider holdings and trading:

Past announcements	Release date
Quarterly statement of shareholdings	19 April 2004
Quarterly statement of shareholdings	14 January 2004
Statement of shareholdings	7 January 2004
Statement of shareholdings	6 January 2004
Quarterly statement of shareholdings	21 October 2003
Statement of shareholdings	30 September 2003
Quarterly statement of shareholdings	16 July 2003
Quarterly statement of shareholdings	16 April 2003
Statement of shareholding	21 March 2003
Quarterly statement of shareholdings	17 January 2003
Initial statement of shareholdings	29 November 2002

Expected future announcements	Release date
Quarterly statement of shareholdings	19 July 2004

Employee shares
Over the past 12 years, Danisco has issued employee shares on three

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Danisco is one of the world's largest producers of food ingredients offering a complete product portfolio, including a wide range of ingredients made from natural raw materials.
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occasions. The latest programme of April 1997, under which a total of 343,556 shares were issued remains in force, the shares being scheduled for release in January 2003.

	Issued	No. of shares	Release
▫	November 1990	146,075 shares	January 1996
▫	November 1994	204,409 shares	January 2000
▫	April 1997	343,556 shares	January 2003

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First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen
Denmark
Tel 32 66 20 00
Fax 32 66 21 75
www.danisco.com
info@danisco.com

19 April 2004

Quarterly statement of shareholdings

In accordance with Section 37 of the Danish Securities Trading Act, Danisco hereby submits a statement of shareholdings in Danisco A/S by members of the Board of Directors, members of the Executive Board and employees defined as insiders.

Securities code: DK0010207497	Portfolio	Market value in DKK
Board of Directors	15,732	4,588,867
Executive Board	7,999	2,333,228
Other insiders	24,981	7,286,708
All insiders and their connected persons	48,712	14,208,803

Insiders at Danisco are defined as members of the Board of Directors, members of the Executive Board and any other employees and persons who by virtue of their affiliation to Danisco are deemed to have access to inside information. Danisco's insider register comprises 176 persons. The reported trading of these persons also includes trading by their spouses/cohabitants, children under the age of 18, etc.

The next quarterly statement of shareholdings will be submitted to the Copenhagen Stock Exchange on 19 July 2004, upon expiry of the four-week trading period following Danisco's announcement of results on 17 June 2004.

Yours faithfully,

Jette Grøn Larsen

For further information, please contact:
Jette Grøn Larsen, Communications, tel. +45 3266 2029, e-mail: irjl@danisco.com
Michael von Bülow, Communications, tel. +45 3266 2043, e-mail: sfmvb@danisco.com